UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 0-22531

PanAmSat Corporation

(Exact name of registrant as specified in its charter)

20 Westport Road, Wilton, Connecticut 06897
(203) 210-8000

(Address, including zip code and telephone number, including area code, of principal executive offices)

Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

________________

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  Nine.

                Pursuant to the requirements of the Securities Exchange Act of 1934, PanAmSat Corporation

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

August 18, 2004

     PanAmSat Corporation

By:	/s/ James W. Cuminale
James W. Cuminale
Executive Vice President,
General Counsel and Secretary

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